Mail Stop 4561

April 28, 2008

Ramesh Shah
Chairman of the Board
WNS North America Inc.
420 Lexington Avenue, Suite 2515
New York, NY 10170

      Re: **WNS (Holdings) Limited**
              Form 20-F for the Fiscal Year Ended March 31, 2007
              Filed June 26, 2007
              File No. 1-32945

Dear Mr. Shah:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief